ELEMENTAL ROYALTY ANNOUNCES RECORD QUARTERLY REVENUE AND ADJUSTED EBITDA

May 13, 2026 - Denver, Colorado Elemental Royalty Corporation (NASDAQ: ELE) (TSX: ELE) ("Elemental" or the "Company") is pleased to report results for the three months ended March 31, 2026. For the quarter, Elemental delivered revenue of US$24.3 million, and adjusted EBITDA1 of US$17.7 million.

Q1 2026 Financial Highlights

• Record quarterly revenue of US$24.3 million, up 83% over revenue plus attributable share of Caserones in Q1 20251;

• Gold Equivalent Ounces ("GEOs") of 4,983 for Q1 2026 (4,606 in Q1 2025), driven by significant contributions from Karlawinda, Bonikro, Timok, and Caserones;

• Record adjusted EBITDA of US$17.7 million, up 55% over adjusted EBITDA1 in Q1 2025, reflecting increased operating leverage and portfolio performance;

• Operating cash flow of US$14.5 million, up 340% over adjusted operating cash flow1 in the comparative period demonstrating strong cash flow conversion; and

• Cash and cash equivalents as of March 31, 2026 of US$69.1 million and working capital1 of US$92.5 million, demonstrating financial flexibility for growth.

David M. Cole, Elemental Chief Executive Officer, commented: "Q1 saw a strong start to the year for Elemental, with a significant increase in revenue supported by strong metal prices and contributions from Bonikro, Karlawinda, Timok, and Caserones. Following the transformational merger with EMX Royalty, Elemental now benefits from a larger, more diversified royalty portfolio with enhanced scale, resilience, and growth potential.

During the quarter, we strengthened our financial capacity through a new US$150 million revolving credit facility, with a US$50 million accordion feature, providing enhanced flexibility to pursue meaningful growth opportunities. With a stronger balance sheet, supportive metal price environment, and broader base of cash-flowing assets, Elemental is well positioned to build on its Q1 momentum and continue delivering value for our shareholders."

Investor Webinar

An investor webinar will be held on Thursday May 14, 2026, starting at 11am Eastern Time, to discuss these results, followed by a question-and-answer session.

To register for the investor webcast, please click the link below:

https://app.webinar.net/1jd8kJRkVWo

A replay of the event will be available on the Elemental website following the presentation.

Q1 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Summary of Financial Highlights for the Period Ended March 31, 2026 and 2025:

	Three months ended March 31,
(In thousands of US dollars)	2026	2025

Statement of Income
Revenue	$24,322	$11,639
General and administrative expense	$5,586	$1,600
Royalty generation expense, net	$1,436	$-
Net income	$1,083	$3,448
Statement of Cash Flows
Cash flows from operating activities	$14,494	$2,372
Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$24,322	$13,261
Adjusted cash flows from operating activities	$14,494	$3,294
Adjusted EBITDA	$17,741	$11,471
GEOs sold	4,983	4,606

Key Strategic Developments

Q1 2026 was a period of continued strategic execution for Elemental, building on the transformational steps completed in 2025 and further strengthening the Company's position as a growing mid-tier royalty and streaming company. Key developments during and subsequent to the quarter included:

• Achieved a historic milestone by declaring an inaugural annual dividend of US$0.12 per share, payable quarterly to qualifying shareholders in either cash or Tether Gold XAU₮ tokens, reflecting management's confidence in the sustainability of the Company's cash flow profile while maintaining capacity for dividend growth in the coming quarters.

• Strengthened financial capacity through an upsized revolving credit facility of US$150 million with a US$50 million accordion feature, providing up to US$200 million of additional capital to provide increased financial flexibility and support for more material future transactions.

• Benefited from advancement across key royalty assets, including Timok, Caserones, Karlawinda, and Laverton, where operators continued to progress development, optimization, production, and exploration activities that support near-term cash flow visibility and long-term portfolio optionality.

• Continued to evaluate a pipeline of potential royalty and streaming opportunities across precious and base metals, supported by an enhanced balance sheet, diversified portfolio, and disciplined capital allocation approach.

Post Quarter Activities

TSX Listing

Post quarter end, on April 7, 2026, Elemental shares commenced trading on the Toronto Stock Exchange. The uplist to the main exchange reflects the progress the Company has made in building a disciplined, growth-oriented public company, and has already been beneficial in enhancing our capital markets visibility.

Western Queen

On May 4, 2026, Elemental entered into a transaction with owner and operator Rumble Resources Ltd (“Rumble”) to acquire a 2.5% Net Smelter Return royalty on the Western Queen Gold Project for a total consideration of A$10 million (approximately US$7.25 million) with A$5 million to be paid at closing and A$5 million on satisfaction of certain milestone conditions. This upgrades and replaces an existing gold royalty of A$6-20 per ounce of gold produced. Rumble has made material progress in the mine planning and permitting processes, providing confidence in the team’s ability to advance the Western Queen Project toward production stage.

TSX: ELE | NASDAQ: ELE	2

Q1 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

First Quarter 2026 Performance by Asset

The following table is a summary of GEOs1 sold and revenue plus attributable share of Caserones1 for the first quarter of 2026 and 2025:

	GEOs Sold		Revenue (in thousands of US dollars)
	2026	2025	2026	2025

Ballarat	198	165	$966	$474
Bonikro	1,260	762	6,150	2,193
Caserones[2]	1,401	-	6,837	-
Gediktepe	222	-	1,084	-
Karlawinda	578	640	2,821	1,843
Korali-Sud	-	2,309	-	6,648
Leeville	423	-	2,065	-
Timok	459	-	2,242	-
Other producing royalties	331	167	1,613	481
Advanced royalty payments	16	-	79	-
Total royalty revenue	4,888	4,043	$23,857	$11,639
Option, property and other revenue	95	-	465	-
Caserones (before reclassification)[2]	-	563	-	1,622
Revenue plus attributable share of Caserones[1]	4,983	4,606	$24,322	$13,261

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure.

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on NASDAQ and on the TSX under the ticker symbol "ELE".

For further information, contact:

David M. Cole Chief Executive Officer info@elementalroyalty.com	Tara Vivian-Neal Investor Relations investor@elementalroyalty.com

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

TSX: ELE | NASDAQ: ELE	3

Q1 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Cautionary note regarding forward-looking statements

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the Nasdaq Stock Market LLC, or the TSX or its Regulation Service Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this press release.

Notes

Royalty revenue received carries no direct cash cost of sales: distributions from associates related to Elemental's effective royalty on Caserones were received net of Chilean taxes and have no other costs.

  Refer to the "Non-IFRS financial measures" section below or on page 23 of the Q1 2026 MD&A for more information on each non-IFRS financial measure. These non-IFRS measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements to which the measures relate and might not be comparable to similar financial measures disclosed by other issuers.

  Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its share of  revenue from the Caserones royalty directly, rather than as a share of profit from associate.

Non-IFRS Financial Measures

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.

Caserones Reclassification

Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement, resulting in the Company reassessing the classification of its interest in SLM California, which holds the Company's Caserones royalty. As a result of the amendment to the shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation. As a result, there are no adjustments in the current period for revenue plus attributable share of Caserones, depletion plus attributable share of Caserones, or tax expense plus attributable share of Caserones.

TSX: ELE | NASDAQ: ELE	4

Q1 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Reconciliation of Adjusted EBITDA:

The following is the reconciliation of adjusted EBITDA:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Net income for the period	$1,083	$3,448
Project evaluation and transaction related expenses	442	16
Interest Income	(213)	(29)
Interest and finance expenses	179	131
Tax expense plus attributable share of Caserones	3,070	1,603
Depletion plus attributable share of Caserones	8,617	5,750
Depreciation	47	-
Losses (gains) on revaluation of financial instruments	2,478	(179)
Share-based compensation	2,008	757
Losses (gains) on disposals	30	(26)
Adjusted EBITDA	$17,741	$11,471

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

Reconciliation of Revenue, Depletion and Tax Expense plus Attributable Share of Caserones:

Revenue plus attributable share of Caserones is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental's effective royalty on the Caserones copper mine. Management uses revenue plus attributable share of Caserones to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use revenue plus attributable share of Caserones to evaluate the results of the underlying business, particularly as the revenue plus attributable share of Caserones may not typically be included in operating results. Management believes that revenue plus attributable share of Caserones is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Revenue plus attributable share of Caserones is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Depletion plus attributable share of Caserones and tax expense plus attributable share of Caserones are non-IFRS measures which include depletion and tax expense from the Caserones royalty asset respectively, consistent with the recognition of revenue plus attributable share of Caserones as described above.

The following is the reconciliation of revenue plus attributable share of Caserones:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Revenue	$24,322	$11,639
The Company's share of royalty revenue from Caserones	-	1,622
Revenue plus attributable share of Caserones	$24,322	$13,261

TSX: ELE | NASDAQ: ELE	5

Q1 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

The following is the reconciliation of depletion plus attributable share of Caserones:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Depletion of royalties	$(8,617)	$(5,374)
Depletion of Caserones	-	(376)
Depletion plus attributable share of Caserones	$(8,617)	$(5,750)

The following is the reconciliation of tax expense plus attributable share of Caserones:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Tax expense	$(3,070)	$(1,165)
Tax expense related to Caserones	-	(438)
Tax expense plus attributable share of Caserones	$(3,070)	$(1,603)

Reconciliation of Adjusted Cash Flows from Operating Activities:

Adjusted cash flows from operating activities is a non-IFRS measure which includes dividends from the Caserones royalty asset.

The following is the reconciliation of adjusted cash flows from operating activities:

	Three months ended March 31,
(In thousands of dollars)	2026	2025

Cash provided by operating activities	$14,494	$2,372
Caserones royalty distributions	-	922
Adjusted cash flows from operating activities	$14,494	$3,294

Reconciliation of Gold Equivalent Ounces Sold

Elemental's revenue plus attributable share of Caserones is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

The following is the reconciliation of gold equivalent ounces sold:

	Three months ended March 31,
	2026	2025

Revenue plus attributable share of Caserones (in $000s)	$24,322	$13,261
Average gold price	$4,881	$2,879
Total GEOs	4,983	4,606

TSX: ELE | NASDAQ: ELE	6